

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 27, 2008

Eric Schiffer
Chief Executive Officer
99 Cents Only Stores
4000 Union Pacific Avenue,
City of Commerce, California 90023

Re: 99 Cents Only Stores
         Form 10-K for the Fiscal Year Ended March 31, 2007
         Filed March 14, 2007
         Forms 10-Q for the Quarters Ended June 30, 2007 and September 30, 2007
         File No. 1-11735

Dear Mr. Schiffer:

        We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

                                        *   *   *

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director